April 21, 2009

VIA EDGAR AND EMAIL
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U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Ms. Sheila Stout

Re:  SEI Asset Allocation Trust (File No. 811-07445)
     SEI Daily Income Trust (File No. 811-03451)
     SEI Institutional International Trust (File No. 811-5601)
     SEI Institutional Investments Trust (File No. 811-07257)
     SEI Institutional Managed Trust (File No. 811-4878)
     SEI Liquid Asset Trust (File No. 811-03231)
     SEI Tax Exempt Trust (File No. 811-03447)

Ms. Stout:

This letter responds to comments given by you to SEI Investments Global Funds Services ("SEI"), in its capacity as administrator for SEI Asset Allocation Trust ("SAAT"), SEI Daily Income Trust ("SDIT"), SEI Institutional International Trust ("SIT"), SEI Institutional Investments Trust ("SIIT"), SEI Institutional Managed Trust ("SIMT"), SEI Liquid Asset Trust ("SLAT") and SEI Tax Exempt Trust ("STET") (collectively, the "Funds") in a telephone conversation on March 12, 2009 and a subsequent telephone conversation on March 16, 2009. The comments relate to the SAAT March 31, 2008 annual report to shareholders, SDIT January 31, 2008 annual report to shareholders, SIT and SIMT's September 30, 2008 annual report to shareholders, SIIT's May 31, 2008 annual report to shareholders, SLAT June 30, 2008 annual report to shareholders and STET August 31, 2008 annual report to shareholders, all of which were filed on Form N-CSR. Additionally, comments for the Funds also relate to the Form N-PX, filed on September 2, 2008.

SEI provides the Funds with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Funds. In connection with our responses, we acknowledge that the Funds, through their officers and directors, are primarily responsible for the adequacy and accuracy of the disclosure in the Report. Staff comments or changes to disclosure in response to staff comments in the Report reviewed by the staff do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the Report. Furthermore, the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by our response.

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SEC COMMENT 1
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Managements  Discussion  of Fund  Performance  ("MDFP"), All Funds -- SEI should consider enhancing the MDFP disclosure, as the language for each specific fund is very similar, if not identical, to other funds presented within a particular report. SEI should discuss the techniques and strategies specific to each of the Funds in the MDFP.

SEI RESPONSE TO COMMENT 1
SEI AGREES AND IS DEVELOPING A PROCESS TO ENHANCE THE MDFP DISCLOSURE AND ADDRESS THE ISSUES NOTED ABOVE.
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SEC COMMENT 2
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Schedule  of  Investments,  All  Funds -- The  value  of  certain  fixed  income securities is substantially lower than the face amount of such securities. Confirm that SEI is appropriately footnoting any securities that are in default or are non-income producing or that are being fair valued. Additionally, are any such securities sub-prime in nature?

SEI RESPONSE TO COMMENT 2
SEI CONFIRMS THAT SECURITIES THAT ARE IN DEFAULT, NON-INCOME PRODUCING OR BEING FAIR VALUED ARE APPROPRIATELY BEING TICKMARKED ON THE SCHEDULE OF INVESTMENTS. TO THE EXTENT ANY OF THE INVESTMENTS WERE SUB-PRIME IN NATURE, IF THEY HAD


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ANY OF THE CHARACTERISTICS (SUCH AS IN DEFAULT,  NON-INCOME  PRODUCING,  OR FAIR
VALUED), THEY WOULD BE APPROPRIATELY TICKMARKED ON THE SCHEDULE OF INVESTMENTS. HOWEVER, SEI DOES NOT BELIEVE THAT BECAUSE SECURITIES MAY HAVE BEEN SUB-PRIME IN NATURE WOULD NECESSITATE A SEPARATE TICKMARK UNLESS THEY MET THE CONDITIONS DESCRIBED ABOVE.
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SEC COMMENT 3
-------------
Certain of the fixed income funds, Long Duration Fund (SIIT) and Extended Duration Fund (SIIT), state in their prospectus that they invest "in a broad array of high quality fixed income instruments." As of the date of the annual report, Long Duration and Extended Duration had 60% of their investments in non-agency mortgage backed securities. Please explain how and if these types of investments met the Funds' quality standards.

SEI RESPONSE TO COMMENT 3
THE FUNDS' INVESTMENT IN NON-AGENCY MORTGAGE BACKED SECURITIES WAS IN COMPLIANCE WITH THEIR INVESTMENT STRATEGIES. THE FUNDS' PROSPECTUS STATES THAT THEY INVEST "IN A BROAD ARRAY OF HIGH QUALITY FIXED INCOME INSTRUMENTS, INCLUDING . . . MORTGAGE-BACKED SECURITIES AND COLLATERALIZED MORTGAGE-BACKED SECURITIES" IT FURTHER STATES THAT THE "FUND WILL INVEST PRIMARILY IN FIXED INCOME SECURITIES RATED IN ONE OF THE THREE HIGHEST RATING CATEGORIES BY A MAJOR RATING AGENCY, OR, IF UNRATED, DETERMINED BY THE SUB- ADVISER TO BE OF EQUIVALENT QUALITY AND, TO A MORE LIMITED EXTENT, IN FIXED INCOME SECURITIES RATED IN THE FOURTH HIGHEST RATING CATEGORY . . ." AS OF THE DATE OF THE ANNUAL REPORT, THE LONG DURATION FUND'S NON-AGENCY MORTGAGE BACKED SECURITY HOLDINGS WERE RATED 98% AAA AND 2% AA BY S&P AND THE EXTENDED DURATION FUND'S NON-AGENCY MORTGAGE BACKED SECURITY HOLDINGS WERE RATED 100% AAA BY S&P.
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SEC COMMENT 4
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Schedule  of  Investments,   All  funds --  Many  funds  utilize  a  "non-agency
mortgage-backed securities" category as well as an "other mortgage-backed securities" category. Please explain the difference between these categories and whether they should be combined.

SEI RESPONSE TO COMMENT 4
SEI BELIEVES THAT EACH OF THESE CATEGORIES REPRESENT DIFFERENT TYPES OF SECURITIES AND SHOULD BE DISCLOSED IN SEPARATE CATEGORIES ON THE SCHEDULE OF INVESTMENTS. UNDER "MORTGAGE BACKED" SECURITIES SEI HAS BOTH A "NON-AGENCY MORTGAGED BACKED" AND AN "AGENCY BACKED" CATEGORY. THE "NON-AGENCY" SECURITIES ARE ISSUED BY COMPANIES OTHER THAN AGENCIES (FNMA, FHLMC AND GNMA). THE "AGENCY BACKED" SECURITIES ARE ISSUED BY AGENCIES. UNDER THE "ASSET BACKED" GROUPING, SEI HAS A "MORTGAGE RELATED" AND AN "OTHER ASSET BACKED" CATEGORIES. THE "MORTGAGE RELATED" CATEGORY INCLUDES HOME EQUITY LOANS. THE "OTHER ASSET BACKED" CATEGORY INCLUDES CLO'S AND CDO'S.
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SEC COMMENT 5
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Schedule  of  Investments  & Notes to  Financials,  All Funds -- Were any of the
Funds heavily invested in sub-prime securities? If so, were there any issues with respect to the Funds' valuation?

SEI RESPONSE TO COMMENT 5
"SUB-PRIME" IS GENERALLY CONSIDERED TO BE NON-AGENCY MORTGAGE SECURITIES THAT HOLD SUB-PRIME COLLATERAL (TYPICALLY MORTGAGES BELOW A FICO SCORE OF 620). AS OF THE DATE OF THE MOST RECENT ANNUAL REPORTS FOR ALL FUNDS, THE ONLY FUNDS THAT HAD SUB-PRIME EXPOSURE GREATER THAN 5% WERE: SIIT EXTENDED DURATION FUND (27.9%); SIIT LONG DURATION FUND (28.8%); AND SIIT ENHANCED LIBOR OPPORTUNITIES FUND (11.2%).

REGARDING WHETHER THERE WERE ANY ISSUES WITH RESPECT TO THE FUNDS' VALUATION, ALTHOUGH HIGH VOLATILITY, REDUCED LIQUIDITY AND WIDE BID/ASK SPREADS IN MOST FIXED INCOME SECTORS HAVE BEEN A CHALLENGE, WE HAVE CONTINUED TO RELY UPON THE FUNDS' BOARD-APPROVED PRICING PROCEDURES, WHICH WE THINK HAVE CONTINUED TO OPERATE EFFECTIVELY IN THIS MARKET ENVIRONMENT.

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SEC COMMENT 6
-------------
Schedule of Investments, All Funds -- SEI should consider disclosing the rate for all preferred securities held as of period end.

SEI RESPONSE TO COMMENT 6
SEI AGREES, AND IN THE FUTURE WILL DISCLOSE THE RATE FOR ALL PREFERRED SECURITIES, TO THE EXTENT THAT SUCH RATES ARE AVAILABLE, IN THE SCHEDULE OF INVESTMENTS.
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SEC COMMENT 7
-------------
Schedule of Investments and Statement of Assets and Liabilities -- For funds that participate in securities lending and purchase the SEI Liquidity Fund, L.P. with cash collateral received from securities lending, why does the payable balance related to securities lending collateral on the Statement of Assets and Liabilities differ from the market value of the SEI Liquidity Fund, L.P. reported on the Schedule of Investments?


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SEI RESPONSE TO COMMENT 7
THE VALUE SHOWN ON THE SCHEDULE OF INVESTMENTS IS THE VALUE OF THE INVESTMENT RELATED TO CASH COLLATERAL RECEIVED FOR SECURITIES ON LOAN AS OF THE DATE OF THE FINANCIALS. THE PAYABLE BALANCE ON THE STATEMENT OF ASSETS AND LIABILITIES REPRESENTS THE TOTAL AMOUNT OF THE CASH COLLATERAL RECEIVED AND INVESTED IN THE SEI LIQUIDITY FUND, L.P. THE DIFFERENCE IS THE LOSS IN VALUE THAT HAS OCCURRED IN THE SEI LIQUIDITY FUND. IF THE LIQUIDITY FUND HAD MAINTAINED A $1.00 VALUE THEN THE AMOUNTS SHOWN ON THE SCHEDULE OF INVESTMENTS AND THE STATEMENT OF ASSETS AND LIABILITIES WOULD HAVE BEEN THE SAME.
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SEC COMMENT 8
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Schedule  of  Investments,  All  Funds -- For  Funds  that invest  in  tri-party repurchase agreements, consider disclosing the third party to the repurchase agreement.

SEI RESPONSE TO COMMENT 8
SEI AGREES THAT REGULATION S-X 12-12 INDICATES THAT ALL PARTIES TO THE TRI-PARTY REPURCHASE AGREEMENTS SHOULD BE DISCLOSED IN THE FUND'S FINANCIAL STATEMENTS. IT IS OUR BELIEF THAT THIS DISCLOSURE REQUIREMENT IS NOT WIDELY FOLLOWED ACROSS THE INDUSTRY. GENERALLY, ONLY THE FUND AND COUNTERPARTY ARE DISCLOSED, AND THE CUSTODIAN IS GENERALLY NOT DISCLOSED. IT IS OUR FEELING THAT THE CUSTODIAN IS GENERALLY NOT DISCLOSED BECAUSE IT WOULD NOT BE USEFUL INFORMATION TO THE SHAREHOLDER. WE RESPECTFULLY REQUEST THAT YOU GIVE THIS MATTER ADDITIONAL CONSIDERATION AND INFORM US IF YOU STILL BELIEVE THAT IT IS IMPERATIVE THAT WE ADD THE ADDITIONAL DISCLOSURE IN THE FUTURE.
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SEC COMMENT  9
--------------
Schedule of Investments and Statement of Assets and Liabilities, All Funds -- For funds that invest in swap contracts, please explain how the unrealized appreciation and depreciation are being reported on the Statement of Assets and Liabilities. It does not appear that gross unrealized appreciation and gross unrealized depreciation are being reported; are their master netting agreements in place?

SEI RESPONSE TO COMMENT 9
THE DIFFERENCE BETWEEN THE VALUES OF THE SWAPS ON THE SCHEDULE OF INVESTMENTS AND STATEMENT OF ASSETS AND LIABILITIES IS DUE TO THE COST VALUE THAT IS APPLICABLE TO SOME OF THE SWAPS. THE VALUE SHOWN ON THE SCHEDULE OF INVESTMENTS IS THE UNREALIZED APPRECIATION OR DEPRECIATION. THE STATEMENT OF ASSETS AND LIABILITIES SHOWS THE MARKET VALUE FOR THE SWAP POSITIONS AS WELL AS ANY COST ASSOCIATED WITH THE SWAPS.
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SEC COMMENT 10
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Notes to Financial  Statements, All Funds -- Are acquired fund fees and expenses excluded from the Funds' expense limitation agreements? If so, this should be disclosed.

SEI RESPONSE TO COMMENT 10
ACQUIRED FUND FEES AND EXPENSES ARE EXCLUDED FROM THE FUNDS' EXPENSE LIMITATION AGREEMENTS. GOING FORWARD, SEI WILL DISCLOSE THIS FACT IN THE FUNDS' FINANCIAL STATEMENTS.

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SEC COMMENT 11
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Form N-PX Filing, All Funds -- Form N-PX for the Funds was filed on September 2,
2008. Per the Form, the filing must be completed not later than August 31 of each year. In the future, SEI should ensure that Form N-PX is filed in a timely manner.

SEI RESPONSE TO COMMENT 11
SEI STRONGLY BELIEVES THAT THE FILING OF FORM N-PX FOR THE FUNDS WAS TIMELY, AS AUGUST 31, 2008 WAS A SUNDAY AND SEPTEMBER 1, 2008 WAS A HOLIDAY. IN FILING FORM N-PX FOR THE FUNDS, SEI RELIED ON THE FOLLOWING: (1) RULE 0-2(a) UNDER THE 1940 ACT WHICH STATES THAT "[I]F THE LAST DAY FOR THE TIMELY FILING OF SUCH PAPERS FALLS ON A SATURDAY, SUNDAY, OR HOLIDAY, SUCH PAPERS MAY BE FILED ON THE FIRST BUSINESS DAY FOLLOWING," (2) CONFIRMATION OF FILING DEADLINE WITH THE EDGAR HELPLINE FOR FORM N-PX PRIOR TO FILING ON SEPTEMBER 2, 2008, AND (3) INDEPENDENT CONFIRMATION OF THE FILING DEADLINE BY OUR PRINTING VENDORS.
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SEC COMMENT 12
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MDFP, Ultra  Short Bond Fund (SDIT) -- The  prospectus  for the Ultra Short Bond
Fund states that the Fund has a higher degree of risk of principal volatility, whereas the MDFP states that the Fund has minimal principal volatility. SEI should clarify the Fund's risk of principal volatility and conform the language in both the MDFP and prospectus.

SEI RESPONSE TO COMMENT 12
SEI WILL CONFORM THE MDFP LANGUAGE TO THE  PROSPECTUS.  PLEASE NOTE THAT,  WHILE
THE  LANGUAGE  WAS   INCONSISTENT,   THIS  REFLECTS   DIFFERENCES   IN  SENTENCE
CONSTRUCTION RATHER THAN DIFFERENCES IN MEANING. IN OTHER WORDS, WHILE WRITTEN INCONSISTENTLY, BOTH DISCLOSURES WERE ACCURATE. MORE SPECIFICALLY, THE REFERENCE TO PRINCIPAL VOLATILITY IN THE PROSPECTUS WAS STATED ON A RELATIVE BASIS COMPARED TO MONEY MARKET FUNDS, IN THAT THE ULTRA SHORT BOND FUND WOULD HAVE "HIGHER PRINCIPAL VOLATILITY" THAN A MONEY MARKET FUND, WHICH IS AN ACCURATE STATEMENT. IN THE MDFP, THE REFERENCE TO PRINCIPAL VOLATILITY WAS STATED OBJECTIVELY RATHER THAN ON A RELATIVE BASIS COMPARED TO MONEY MARKET FUNDS. ON AN OBJECTIVE BASIS, IT WAS STATING THAT THE FUND IS EXPECTED TO HAVE "MINIMAL PRINCIPAL VOLATILITY," WHICH AGAIN IS AN ACCURATE STATEMENT. THEREFORE, WHILE THE FUND WOULD HAVE "HIGHER" PRINCIPAL VOLATILITY THAN A MONEY MARKET FUND, IT IS STILL EXPECTED TO HAVE "MINIMAL" PRINCIPAL VOLATILITY. EVEN THOUGH BOTH
STATEMENTS  WERE  ACCURATE,   WE  DO  AGREE  THAT  THE  DIFFERENCE  IN  SENTENCE
CONSTRUCTION MAY BE CONFUSING.
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SEC COMMENT 13
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Schedule  of  Investments, International  Fixed  Income Fund (SIT) -- Footnote H
states that the swap value of Lehman Brothers Global Aggregate EX USD RBI Ser 1 has been reduced by $772 (000) to reflect the collectability of the value. Please explain.

SEI RESPONSE TO COMMENT 13
AFTER LEHMAN BROTHERS FILED FOR BANKRUPTCY, SEI FAIR VALUED THE SWAP BASED ON THE COLLECTABILITY OF THE NET RECEIVABLE VALUE. THE FAIR VALUE COMMITTEE DETERMINED THAT THE VALUE OF THE RECEIVABLE SHOULD BE REDUCED TO APPROXIMATE THE VALUE OF SENIOR UNSECURED DEBT.
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SEC COMMENT 14
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Prospectus for Emerging Markets Debt Fund (SIT, SIIT) and Core Fixed Income Fund
(SIMT and SIIT) -- The Funds invest heavily in a variety of derivative instruments, however, the prospectus does not mention the risk of derivative investments with respect to the Emerging Markets Debt Fund and the prospectus does not discuss all types of derivatives that the Core Fixed Income Fund invests in. For Funds investing heavily in derivative instruments, there should be adequate disclosure in the Funds' prospectus.

SEI RESPONSE TO COMMENT 14
DERIVATIVE INSTRUMENTS ARE NOT PART OF THE EMERGING MARKETS DEBT FUND'S PRINCIPAL INVESTMENT STRATEGY. THEREFORE, SUCH INSTRUMENTS ARE NOT REFERENCED IN THE INVESTMENT STRATEGY AND RISK SECTION OF THE FUND'S PROSPECTUS. MOREOVER, SEI RESPECTFULLY DISAGREES THAT THE EMERGING MARKETS DEBT FUND INVESTS HEAVILY IN DERIVATIVE INSTRUMENTS AS SUCH INSTRUMENTS CONSTITUTED NO MORE THAN 1% OF THE FUNDS' NET ASSETS AS OF THE DATE OF THE ANNUAL REPORTS.

WITH RESPECT TO THE CORE FIXED INCOME FUND, SEI BELIEVES THAT THE PROSPECTUS ADEQUATELY DESCRIBES THE TYPES OF DERIVATE INSTRUMENTS PURCHASED BY THE FUND. THE FUND'S PRINCIPAL INVESTMENT STRATEGY STATES THAT THE FUND "MAY ALSO ENGAGE IN CURRENCY TRANSACTIONS USING FUTURES, FOREIGN CURRENCY FORWARD CONTRACTS AND OTHER DERIVATIVES . . ." THE PROSPECTUS ALSO HAS RISK DISCLOSURE WITH RESPECT TO SUCH DERIVATIVES AS FUTURES CONTRACTS, OPTIONS, FORWARD CONTRACTS AND SWAPS.
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SEC COMMENT 15
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Schedule of  Investments,  Money  Market Fund (SDIT) and Prime  Obligation  Fund
(SDIT) -- Both the Money Market Fund and Prime Obligation Fund have a large percentage invested in illiquid securities, 11.56% and 15.49%, respectively. Please explain why these Funds exceeded the 10% limitation on illiquid securities and confirm that the Board is aware that the Funds have exceeded the 10% limitation.

SEI RESPONSE TO COMMENT 15
SINCE LATE 2007 THE FUNDS AT ISSUE (I.E., SDIT MONEY MARKET FUND AND SDIT PRIME OBLIGATION FUND) HAVE EXPERIENCED PERIODS OF ILLIQUID SECURITIES HOLDINGS IN EXCESS OF 10%. THESE EVENTS WERE CAUSED BY SECURITIES (E.G., SIVS) WHICH


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BECAME ILLIQUID AFTER ACQUISITION BY THE FUNDS. WHEN CERTAIN SECURITIES IN THESE
FUNDS WENT INTO DEFAULT, THEY WERE ULTIMATELY PLACED INTO THE FUNDS' ILLIQUID `BUCKETS', THEREBY CAUSING THE PERCENTAGE OF ILLIQUID SECURITIES TO RISE ABOVE THE 10% LIMIT. THE FUNDS' BOARD WAS AWARE OF THE STATUS OF THE ILLIQUID SECURITIES IN THESE FUNDS AND MADE DETERMINATIONS THAT IT WAS NOT IN THE BEST INTEREST OF THE FUNDS TO ATTEMPT TO SELL THE ILLIQUID POSITIONS INTO DISTRESSED MARKETS. CURRENTLY, THE ILLIQUID SECURITIES HOLDINGS OF BOTH FUNDS AT ISSUE ARE AGAIN BELOW 10% (SPECIFICALLY, AS OF MARCH 31, 2009, THE PERCENTAGES OF ILLIQUID SECURITIES IN SDIT MONEY MARKET FUND AND SDIT PRIME OBLIGATION FUND ARE 0.00% AND 1.46%, RESPECTIVELY).
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SEC COMMENT 16
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Weighted Average Maturity, Short Duration Government Fund (SDIT) and Ultra Short
Fund (SDIT) -- Please confirm that the weighted average maturity for the Funds is less than 3 years as stated in the prospectus.

SEI RESPONSE TO COMMENT 16
SEI CONFIRMS THAT AS OF JANUARY 31, 2008, THE WEIGHTED AVERAGE MATURITY FOR THE SDIT SHORT DURATION AND SDIT ULTRA SHORT BOND FUNDS WAS 1.2 YEARS AND 1.8 YEARS, RESPECTIVELY. IN THE FINANCIAL STATEMENTS SEI SHOWS THE MATURITY DATE FOR EACH POSITION, WHILE THE WEIGHTED AVERAGE MATURITY CALCULATION IS BASED ON THE NEXT RESET DATE FOR EACH SECURITY.
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SEC COMMENT 17
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Schedule  of  Investments, Large Cap  Disciplined  Equity Fund (SIIT) -- Per the
Fund's prospectus, the Fund will invest under normal circumstances at least 80% of its net assets in equity securities of large companies. Is the Fund's investment in the SEI LIBOR Plus Portfolio, L.P. considered to be part of this 80% policy? Please clarify.

SEI RESPONSE TO COMMENT 17
THE FUND'S INVESTMENT IN THE SEI LIBOR PLUS PORTFOLIO ("LIBOR PLUS") IS ONE COMPONENT OF AN "ALPHA TRANSPORT" STRATEGY WHICH PROVIDES INVESTORS WITH EQUITY MARKET EXPOSURE THROUGH THE USE OF EQUITY DERIVATIVES, WITH THE POTENTIAL FOR ADDITIONAL RETURNS FROM AN UNDERLYING INVESTMENT IN LIBOR PLUS. SINCE IT IS PART OF AN EQUITY-BASED "ALPHA TRANSPORT" STRATEGY, THE FUND'S INVESTMENT IN THE SEI LIBOR PLUS PORTFOLIO ("LIBOR PLUS"), WHEN PAIRED WITH THE RELATED EQUITY DERIVATIVES, IS CONSIDERED TO BE PART OF THE FUND'S 80% POLICY. THE FOLLOWING DISCLOSURE FROM THE PROSPECTUS SPECIFIES THAT SUCH A STRATEGY IS CONSIDERED PART OF THE FUND'S PRINCIPAL INVESTMENT STRATEGY:

"CERTAIN SUB-ADVISERS USE PORTFOLIO STRATEGIES THAT ARE DESIGNED TO CORRELATE WITH A PORTFOLIO OF LARGE CAP EQUITY SECURITIES, BUT WHICH ARE COMPOSED OF DERIVATIVE INSTRUMENTS BACKED BY OTHER TYPES OF SECURITIES. THESE PORTFOLIO STRATEGIES ARE INCLUDED IN THE FUND'S PRINCIPAL INVESTMENT STRATEGY DESCRIBED ABOVE. THE SUB-ADVISERS PURCHASE DERIVATIVES, GENERALLY USING ONLY A FRACTION OF THE ASSETS THAT WOULD BE NEEDED TO PURCHASE THE EQUITY SECURITIES DIRECTLY, SO THAT THE REMAINDER OF THE ASSETS IN A PORTFOLIO MAY BE INVESTED IN OTHER TYPES OF SECURITIES. THEREFORE, A SUB-ADVISER WOULD SEEK TO OUTPERFORM A LARGE CAP BENCHMARK BY PURCHASING DERIVATIVES CORRELATED TO A BROAD LARGE CAP INDEX, AND INVESTING THE REMAINING ASSETS IN OTHER TYPES OF SECURITIES TO ADD EXCESS RETURN. THIS PORTION OF THE FUND'S ASSETS MAY BE INVESTED IN A WIDE RANGE OF ASSET CLASSES OTHER THAN LARGE CAP EQUITIES, INCLUDING ETFS, DERIVATIVES AND CASH EQUIVALENTS. PURSUANT TO A DERIVATIVES STRATEGY, THE FUND MAY INVEST IN U.S. AND FOREIGN MARKETS, INCLUDING EMERGING MARKETS, CORPORATE AND GOVERNMENT FIXED INCOME SECURITIES OF DIFFERENT TYPES AND MATURITIES, INCLUDING MORTGAGE-BACKED OR OTHER ASSET-BACKED SECURITIES, SECURITIES RATED BELOW THE FOURTH HIGHEST RATING CATEGORY BY AN NRSRO (JUNK BONDS), AND REPURCHASE OR REVERSE REPURCHASE AGREEMENTS."

PLEASE SEE SEI RESPONSE TO COMMENT 18 (BELOW) FOR MORE DETAILS REGARDING LIBOR PLUS.
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SEC COMMENT 18
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Schedule of  Investments,  Enhanced LIBOR Opportunities  Fund -- Does the Fund's
investment in the SEI LIBOR Plus Portfolio, L.P., representing 32% of the Fund's net assets at period end, meet the prospectus requirements? Please clarify.

SEI RESPONSE TO COMMENT 18
THE FUND'S INVESTMENT IN LIBOR PLUS MEETS THE PROSPECTUS REQUIREMENTS. LIBOR PLUS IS A PORTFOLIO WITHIN SEI ALPHA STRATEGY PORTFOLIOS, LP ("SASP"). SASP WAS ESTABLISHED PRIMARILY AS AN INVESTMENT MEDIUM TO ALLOW SERIES OF SIIT TO MORE EFFICIENTLY PURSUE THEIR RESPECTIVE INVESTMENT STRATEGIES. THE FUND'S BOARD APPROVED THIS INVESTMENT OPTION IN JUNE 2007.

THE FUND'S PROSPECTUS (UNDER THE SECTION TITLED 'MORE INFORMATION ABOUT FUND INVESTMENTS') STATES "[T]O ACHIEVE ITS INVESTMENT GOAL, EACH FUND MAY INVEST IN ONE OR MORE PORTFOLIOS (EACH, A "PORTFOLIO") OF SEI ALPHA STRATEGY PORTFOLIOS, LP, A REGISTERED OPEN-END INVESTMENT COMPANY WHICH WAS ESTABLISHED TO PERMIT THE FUNDS (AND OTHER SIMC SPONSORED MUTUAL FUNDS) TO PURSUE THEIR RESPECTIVE INVESTMENT STRATEGIES IN AN EFFICIENT MANNER. A FUND MAY INVEST IN A PORTFOLIO ONLY IF THE PORTFOLIO INVESTS IN SECURITIES AND PURSUES INVESTMENT STRATEGIES THAT ARE CONSISTENT WITH THE FUND'S INVESTMENT STRATEGY."

THE FUND'S INVESTMENT IN LIBOR PLUS, AS DISCLOSED IN THE PROSPECTUS, IS A COMPONENT OF THE FUND'S OVERALL INVESTMENT STRATEGY.
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SEC COMMENT 19
--------------

Statement of Assets and Liabilities, Prime Obligation Fund (SLAT) -- SEI should consider disclosing the number of authorized shares for the Fund.


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SEI RESPONSE TO COMMENT 19
SEI AGREES, AND WE WILL DISCLOSE THE AUTHORIZED SHARES IN THE STATEMENT OF ASSETS AND LIABILITIES BEGINNING WITH THE ANNUAL REPORT DATED JUNE 30, 2009.
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SEC COMMENT 20
--------------
Treasury Guarantee Program, Prime Obligation Fund (SLAT and SDIT) -- Is the waiver of investment advisory and/or administration fees exclusive of the expenses related to the Treasury Guarantee Program?

SEI RESPONSE TO COMMENT 20
THE EXPENSES ASSOCIATED WITH THE TREASURY GUARANTEE PROGRAM ARE NOT INCLUDED IN THE EXPENSE CAPS FOR THE SDIT OR SLAT PRIME OBLIGATION FUNDS.
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SEC COMMENT 21
--------------
Statement of Operations and Notes to Financial Statements, STET -- Is the shareholder servicing fee the same as the Administrative Servicing Fee? Both fees are disclosed in the notes, but only the Shareholder Servicing Fee is being disclosed in the Statement of Operations.

SEI RESPONSE TO COMMENT 21
BOTH THE SHAREHOLDER SERVICING FEE AND ADMINISTRATIVE SERVICING FEE ARE COMBINED, BY CLASS, IN THE SHAREHOLDER SERVICING FEE ON THE STATEMENT OF OPERATIONS. THERE IS A FOOTNOTE TO THIS FEE THAT DESCRIBES WHAT IS INCLUDED. BEGINNING WITH THE FEBRUARY 28, 2009 SEMI-ANNUAL REPORT, SEI WILL CHANGE THE CAPTION ON THE STATEMENT OF OPERATIONS TO ADMINISTRATIVE AND SHAREHOLDER SERVICING FEE -- CLASS B AND ADMINISTRATIVE AND SHAREHOLDER SERVICING FEE -- CLASS C. THE ADMINISTRATIVE SERVICING FEE IS NOT APPLICABLE TO CLASS A SHARES.
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SEC COMMENT 22
--------------
Notes to Financial Statements, STET -- Consider disclosing ROC-SOP adjustments recorded as of the fiscal year end in the Notes to Financials.

SEI RESPONSE TO COMMENT 22
SEI AGREES THAT ROC-SOP ADJUSTMENTS SHOULD BE DISCLOSED IN THE NOTES TO FINANCIALS. FOR THE YEAR ENDED AUGUST 31, 2008, NO ROC-SOP ADJUSTMENTS WERE REQUIRED TO BE RECORDED. BEGINNING WITH THE AUGUST 31, 2009 ANNUAL REPORT, SEI WILL INCLUDE A NOTE STATING THAT THERE WERE NO PERMANENT DIFFERENCES AS OF THE YEAR END, OR WILL DISCLOSE ANY ROC-SOP ADJUSTMENTS THAT ARE REQUIRED TO BE RECORDED.
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SEC COMMENT 23
--------------
Securities Lending Collateral, Investment in SEI Liquidity Portfolio, L.P. -- For the Funds investing cash collateral from securities lending in SEI Liquidity Portfolio, L.P., are the unrealized losses in this investment included in the Net Asset Value Per Share of the Funds holding the collateral?

SEI RESPONSE TO COMMENT 23
YES, THE NET ASSET VALUE PER SHARE FOR EACH OF THE SEI FUNDS INVESTING IN THE SEI LIQUIDITY FUND HAS BEEN REDUCED BY THE UNREALIZED LOSSES FROM THE INVESTMENT IN THE SEI LIQUIDITY FUND.
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SEC COMMENT 24
--------------
Securities Lending Collateral, Investment in SEI Liquidity Portfolio, L.P. -- Since there is currently a loss associated with the Funds' investment of cash collateral from securities lending in the SEI Liquidity Portfolio, L.P., why is disclosure relative to these losses not present in the Notes to Financial Statements?

SEI RESPONSE TO COMMENT 24
SEI CURRENTLY DISCUSSES THE USE OF THE SEI LIQUIDITY FUND AS AN INVESTMENT VEHICLE IN THE AGREEMENTS AND OTHER TRANSACTIONS WITH AFFILIATES -- INVESTMENT IN AFFILIATED SECURITY AND SECURITIES LENDING NOTES IN THE NOTES TO FINANCIALS. SEI ALSO DISCLOSES IN THE SECURITIES LENDING NOTE THAT THE INVESTMENT IS
NOT GUARANTEED AND CAN LOSE VALUE. SEI IS NOT AWARE OF A REQUIREMENT TO INCLUDE SPECIFIC DISCLOSURE REGARDING THESE LOSSES IN THE NOTES TO FINANCIALS.
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                                       6

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SEC COMMENT 25
--------------
Securities Lending Collateral, Investment in SEI Liquidity Portfolio, L.P. -- Where are the realized and unrealized losses associated with this investment being included in the Statement of Operations?

SEI RESPONSE TO COMMENT 25
THE REALIZED AND UNREALIZED LOSSES ASSOCIATED WITH THE SEI LIQUIDITY FUND ARE INCLUDED IN THE LINE FOR AFFILIATED INVESTMENTS IN THE "NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS" AND "NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS" SECTIONS ON THE STATEMENT OF OPERATIONS FOR EACH FUND.
--------------------------------------------------------------------------------

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SEC COMMENT 26
--------------
Underlying Funds, SAAT -- What is SEI's policy in terms of including the financial statements of the underlying funds and what percentage is SEI's threshold for including such financial statements? As an example, several funds have a greater than 50% investment in Core Fixed Income Fund (SIMT), however, the financial statements for Core Fixed Income Fund are not included in the financials of SAAT.

SEI RESPONSE TO COMMENT 26
SEI BELIEVES THAT FOR ANY UNDERLYING FUND THAT IS EQUAL TO OR EXCEEDS 75% OF THE FUND'S INVESTMENTS, THE FINANCIAL STATEMENTS SHOULD BE INCLUDED. FOR ANY INVESTMENT OVER 50%, LANGUAGE IS INCLUDED TO EXPLAIN THE OBJECTIVE OF THE
UNDERLYING FUND AND INFORMS A SHAREHOLDER WHERE THEY CAN LOCATE ADDITIONAL INFORMATION ON THE UNDERLYING FUND (INCLUDING PROSPECTUS, SAI, AND FINANCIAL STATEMENTS).
--------------------------------------------------------------------------------

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SEC COMMENT 27
--------------
Financial Highlights and Notes to Financial Statements, Defensive Strategy Fund, Class I (SAAT) and Core Market Strategy Fund, Class I (SAAT) -- A note is included in the financial highlights stating that the ratio of net expenses to average net assets excludes the Administrative Servicing Fee which currently is not being charged to the Class due to the immaterial amount. This same note is also present in the Notes to Financial Statements. Please explain.

SEI RESPONSE TO COMMENT 27
CURRENTLY ONLY SEED MONEY IS INVESTED IN THE CLASS I SHARES FOR BOTH THE SAAT DEFENSIVE STRATEGY AND SAAT CORE MARKET STRATEGY FUNDS. DUE TO THE SMALL SIZE OF THE NET ASSETS, THE DAILY ADMINISTRATIVE SERVICING FEE AMOUNTS TO LESS THAN $0.01 PER DAY SO SEI IS NOT CHARGING THE FEE. ONCE ADDITIONAL SHAREHOLDERS INVEST IN THE CLASS, SEI WILL BEGIN TO CHARGE THE FEES.
--------------------------------------------------------------------------------

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SEC COMMENT 28
--------------
Structure of SAAT -- Are there any limits placed on overall expenses since the SAAT Funds are charging various fees such as distribution fees, and these same fees may also be charged by the underlying fund. How does SEI ensure that excessive fees are not being charged?

SEI RESPONSE TO COMMENT 28
SEI ENSURES THAT EXCESSIVE FEES ARE NOT BEING CHARGED TO SHAREHOLDERS BY SUBMITTING SUCH FEES TO THE BOARD OF TRUSTEES OF THE FUNDS FOR REVIEW AND APPROVAL. FURTHERMORE, OVERALL FEES ARE SUBJECT TO LIMITS, DUE TO VOLUNTARY FEE WAIVERS BY THE ADMINISTRATOR, ADVISER AND/OR DISTRIBUTOR AT THE SAAT FUND LEVEL AND IN MOST INSTANCES AT THE UNDERLYING FUND LEVEL. FOR INSTANCE, SEI INVESTMENTS GLOBAL FUNDS SERVICES, THE ADMINISTRATOR TO THE SAAT FUNDS, CURRENTLY VOLUNTARILY WAIVES A PORTION OF ITS FEES IN ORDER TO KEEP TOTAL DIRECT OPERATING EXPENSES OF THE SAAT FUNDS AT A SPECIFIED LEVEL.

FINALLY, SEI HAS ENSURED THAT THE SAAT FUNDS AND UNDERLYING FUNDS DO NOT CHARGE EXCESSIVE DISTRIBUTION (12B-1) OR SHAREHOLDER SERVICING FEES. WITH RESPECT TO THESE FEES, WE ASSUME THE STAFF IS REFERRING TO THE LIMITATIONS OF NASD RULE 2830. ONLY CLASS D SHARES OF THE SAAT FUNDS CHARGE A DISTRIBUTION (12B-1) FEE. SINCE THE CLASS A SHARES OF THE UNDERLYING FUNDS (WHICH IS THE SHARE CLASS USED BY THE SAAT FUNDS) DO NOT CHARGE A DISTRIBUTION FEE, SEI ONLY HAS TO ENSURE THAT THE DISTRIBUTION FEES FOR CLASS D SHARES AT THE SAAT LEVEL ARE NOT EXCESSIVE. CLASS D SHARES OF THE SAAT FUNDS ARE ALSO SUBJECT TO A SHAREHOLDER SERVICING PLAN THAT PERMITS EACH FUND TO PAY THE DISTRIBUTOR A FEE IN CONNECTION WITH ONGOING SERVICING OF SHAREHOLDER ACCOUNTS AT THE ANNUAL RATE OF 0.25%. ALTHOUGH CLASS A SHARES OF THE UNDERLYING FUNDS ARE ALSO SUBJECT TO A SHAREHOLDER SERVICING PLAN, SUCH PLAN ONLY PERMITS FEES FOR ADMINISTRATIVE SERVICES THAT ARE

OF A TYPE THAT IS NOT SUBJECT TO NASD RULE 2830, AND THEREFORE ARE NOT AGGREGATED WITH THE SAAT LEVEL FEES FOR PURPOSES OF DETERMINING CONFORMITY WITH THAT RULE.

PLEASE CONTACT STEPHEN PANNER AT (610) 676-1189 IF YOU HAVE ANY QUESTIONS OR COMMENTS.

Very truly yours,

/s/ Stephen F. Panner
---------------------
Stephen F. Panner

Controller and Chief Financial Officer

cc:  Robert A. Nesher
     Russell Emery
     Timothy D. Barto
     John J. McCue
     James F. Volk